Exhibit 99.1

May 15, 2008

PROTECT YOUR INVESTMENT IN CSX!

RE-ELECT YOUR BOARD OF DIRECTORS

VOTE THE WHITE PROXY CARD

Dear Fellow Shareholder,

CSX has delivered stock price returns of 38%, 208%, and 299% over the past one, three and five years,* respectively.  CSX strongly urges you to examine the TCI Group’s “analysis” of our company.

A close look reveals a concerning mix of bad math, flawed assumptions and half truths.  Given that this group is attempting to replace five members of the CSX Board with its own block of nominees and has made numerous suggestions to reduce CSX’s investment-grade debt rating to “junk” status, it is important to set the record straight.

Shareholder Value Creation	Employee Safety	Expense Control per RTM	Margin Expansion	EPS Growth	Projected Analyst EPS Growth Through 2010

Best	CSX	NSC	CSX	CSX	CSX	CSX
	UNP	CSX	UNP	UNP	BNI	UNP
	BNI	UNP	CNI	NSC	UNP	BNI
	CP	BNI	BNI	BNI	NSC	CNI
	CNI	CP	CP	CNI	CNI	CP
	NSC	CNI	NSC	CP	CP	NSC
Worst

Note: Shareholder Value Creation based on Total Shareholder Return from Q1 2007 - Q1 2008. Safety based on 2007 FRA Personal Injury statistics. Expense Control per RTM, Margin Expansion and EPS Growth based on Q1 2007 vs. Q1 2008 results. RTM = Revenue Ton Mile. CN and CP expenses have been adjusted for the impact from translation of U.S. dollar-denominated expenses into Canadian dollars. Projected Analyst EPS Growth is 2007 through 2010 and is based on First Call data.

As the chart above shows, CSX is an industry leader across well-recognized critical performance measures.  What’s more, the company is improving faster than its rail peers, has presented the most aggressive financial guidance in the industry and has a proven plan to achieve that guidance.

On the other hand, the TCI Group has offered ideas that would either destroy value or are already under way at CSX.  It is no wonder that they have tried to keep you focused on loosely knit and flawed comparisons to other railroads.

●
For example, the TCI Group wants you to believe that there is a widening gap between expense per ton mile at CSX and Canadian National (CN).  This is simply not true.  When CN’s expenses are properly adjusted for foreign currency translation, the gap has not increased to 28% as the TCI Group might have you believe – it has narrowed from 11% to 8%.

●
Next, they offer a flawed and misleading “mathematical model,” which purports to show that CN’s operating income improved C$1.6 billion through operational improvements over a nine-year period.  What they don’t tell you is that more than a third of CN’s improvement was due to acquisitions and just keeping up with inflation.  Consistent with our EPS guidance, CSX’s operating income is expected to have improved $1.7 billion over only four years by the end of 2008.

●
We also think you should know that CSX’s operating ratio – the most important measure of operational efficiency – has improved by more than 1,200 basis points over the past four years, while the operating ratio at Canadian National has been essentially flat (see chart below).

First Quarter 2008
Comparable Operating Ratio and Improvement

Note:  See GAAP reconciliation for CSX data; peer comparisons based on First Call data

●
The flawed comparisons don’t stop with Canadian National.  For example, the TCI Group has alleged that CSX prices its services at a discount to Norfolk Southern’s pricing.  What they fail to disclose is that after making the necessary adjustments for length of haul and CSX’s equipment privatization strategy, CSX prices are at parity with Norfolk Southern.  What’s more, CSX has the strongest 2008 pricing guidance in the industry.

In addition to its bad comparisons to other railroads, the TCI Group has also gone out of its way to minimize CSX’s well-documented success by wrongly attributing recent financial improvements almost entirely to pricing. The correct math actually shows CSX’s industry-leading improvement in operating income is derived from not only pricing but also from productivity and a strategic shift to higher margin business.  Contrary to the TCI Group’s portrayal of CSX’s productivity improvements, productivity gains at CSX have exceeded $500 million since 2003, with at least an additional $400 million in productivity targeted through 2010.

In making your decision about your CSX investment, it is essential that you have a true picture of the company’s performance and future potential.  A more detailed analysis of the TCI Group’s many misleading claims is available on CSX’s website: http://2008annualmeeting.csx.com.

CSX is a great company.  It has made its shareholders a lot of money.  Its record and its guidance show that the company is progressing toward excellence in every category of operating and financial performance.

WHO WOULD YOU RATHER HAVE OVERSEEING
YOUR INVESTMENT IN CSX?

THE CSX BOARD, WHICH HAS DELIVERED:

●	Stock price returns that have ranked ahead of the top 93%, 95%, and 87% of all S&P 500 companies over the past one, three and five years,* respectively.

●	Record revenues, operating income and earnings per share in the first quarter of 2008, with operating income more than doubling since 2004.

●	Industry-leading capital returns to shareholders, including $6 billion in authorized share repurchases from 2006 to 2009 and a near tripling of the quarterly dividend over the past two years.

●	The most aggressive guidance in the industry through 2010.

●
Disciplined capital management and a philosophy that favors the creation of lasting value for shareholders from financial flexibility and improvements in operations, not leverage – particularly in today’s economic climate!

OR…

THE TCI GROUP, WHICH HAS DELIVERED:

●	Damaging demands that threaten your investment and have alarmed regulators.

●	Consistent demands to saddle CSX with “junk” rated debt and for the company to pursue a short-sighted strategy that we believe would impair the value of your investment.

●	Bad math, flawed assumptions and half truths, which we believe are intended to distract you from the facts behind CSX’s leading performance.

RE-ELECT THE BOARD THAT DELIVERS VALUE, NOT ARTIFICIAL CLAIMS.
VOTE THE WHITE PROXY CARD TODAY!

We urge all shareholders to vote for the election of all nominees proposed by the CSX Board, on the WHITE proxy card. Your Board is unanimous in its opposition to the TCI Group’s agenda and requests that you discard any blue proxy cards you may receive.

As the 2008 CSX annual meeting of shareholders approaches, please remember that your vote is extremely important no matter how many shares of CSX stock you own. Please sign, date and return your WHITE proxy card today. We also encourage you to vote by Internet or phone by following the instructions on the WHITE proxy card.

Sincerely,

On behalf of the CSX Corporation Board of Directors,
Michael J. Ward, Chairman, President and Chief Executive Officer

* All stock price performance as of April 25, 2008

Please Vote the WHITE Proxy Card TODAY!

Instructions for voting your shares by telephone, Internet or mail are enclosed, along with your WHITE proxy card and postage-paid return envelope.

If you’ve already signed and returned a blue proxy card, you can revoke that vote and cast a new vote by signing, dating and returning the enclosed WHITE proxy card today.

If you need assistance in voting your shares by telephone, Internet or mail, please contact Innisfree M&A Incorporated, which is assisting the company in this matter, toll-free at 877-750-9497.

Forward-Looking Statements
This information and other statements by the company contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act with respect to, among other items: projections and estimates of earnings, revenues, cost-savings, expenses, or other financial items; statements of management’s plans, strategies and objectives for future operation, and management’s expectations as to future performance and operations and the time by which objectives will be achieved; statements concerning proposed new products and services; and statements regarding future economic, industry or market conditions or performance. Forward-looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “project,” “estimate” and similar expressions. Forward-looking statements speak only as of the date they are made, and the company undertakes no obligation to update or revise any forward-looking statement. If the company does update any forward-looking statement, no inference should be drawn that the company will make additional updates with respect to that statement or any other forward-looking statements.

Forward-looking statements are subject to a number of risks and uncertainties, and actual performance or results could differ materially from that anticipated by these forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by these forward-looking statements include, among others: (i) the company’s success in implementing its financial and operational initiatives, (ii) changes in domestic or international economic or business conditions, including those affecting the rail industry (such as the impact of industry competition, conditions, performance and consolidation); (iii) legislative or regulatory changes; (iv) the inherent business risks associated with safety and security; and (v) the outcome of claims and litigation involving or affecting the company.

Other important assumptions and factors that could cause actual results to differ materially from those in the forward-looking statements are specified in the company’s SEC reports, accessible on the SEC’s website at www.sec.gov and the company’s website at www.csx.com.

Important Information
In connection with the solicitation of proxies, CSX Corporation ("CSX") has filed with the SEC and mailed to shareholders a definitive proxy statement dated April 25, 2008 in connection with its 2008 Annual Meeting.  Security holders are strongly advised to read the definitive Proxy Statement because it contains important information. Security holders may obtain a free copy of the definitive Proxy Statement and any other documents filed by CSX with the SEC at the SEC’s website at www.sec.gov. The definitive Proxy Statement and these other documents may also be obtained for free from CSX by directing a request to CSX Corporation, Attn: Investor Relations, David Baggs, 500 Water Street C110, Jacksonville, FL 32202.

Certain Information Concerning Participants
CSX, its directors, director nominee and certain named executive officers and employees may be deemed to be participants in the solicitation of CSX’s security holders in connection with its 2008 Annual Meeting. Security holders may obtain information regarding the names, affiliations and interests of such individuals in CSX’s definitive Proxy Statement.  In addition to the individuals named in the definitive Proxy Statement, Stephen E. Crable, Vice President – Labor Relations, and Nathan D. Goldman, General Counsel – Business & Governance, may also be deemed to be participants in the solicitation.  As of April 21, 2008, Mr. Crable and Mr. Goldman beneficially owned 16,680 and 15,320 shares of CSX common stock, respectively.  Information regarding Mr. Crable’s and Mr. Goldman’s transactions in CSX securities for the two years ended April 21, 2008 is set forth below.

Name	Date	# of Shares	Transaction Description
Stephen E. Crable	1/25/2008	7,041	Grant or award
	1/25/2008	(380)	Payment of tax liability by withholding securities incident to the receipt, exercise, or vesting of a security
Nathan D. Goldman	1/25/2008	10,275	Grant or award
	1/25/2008	(2,846)	Payment of tax liability by withholding securities incident to the receipt, exercise, or vesting of a security
	Various	9	Dividend reinvestment and employer contributions

GAAP Reconciliation
CSX reports its financial results in accordance with generally accepted accounting principles (“GAAP”). However, management believes that certain non-GAAP financial measures used to manage the company’s business that fall within the meaning of Regulation G (Disclosure of Non-GAAP Financial Measures) by the SEC may provide users of the financial information with additional meaningful comparisons to prior reported results.

CSX has provided operating income, ratio and earnings per share adjusted for certain items, which are non-GAAP financial measures. The company’s management evaluates its business and makes certain operating decisions (e.g., budgeting, forecasting, employee compensation, asset management and resource allocation) using these adjusted numbers

Likewise, this information facilitates comparisons to financial results that are directly associated with ongoing business operations as well as provides comparable historical information. Lastly, earnings forecasts prepared by stock analysts and other third parties generally exclude the effects of items that are difficult to predict or measure in advance and are not directly related to CSX’s ongoing operations. A reconciliation between GAAP and the non-GAAP measure is provided. These non-GAAP measures should not be considered a substitute for GAAP measures.

	2002	2003	2004	2005	2006	2007	Q108
Revenue	7,916	7,573	8,040	8,618	9,566	10,030	2,713
Operating Expense	6,906	7,058	7,043	7,062	7,417	7,770	2,087
Less Pretax Gain on Insurance Recoveries	-		-	-	(168)	(27)	(2)
Plus Restructuring Charge	-	22	71	-	-	-	-
Plus Provision for Casualty Claims	-	232	-	-	-	-	-
Plus Additional Loss on Sale		108
Comparable Operating Income	1,010	877	1,068	1,556	1,981	2,233	624

Comparable Operating Ratio	87.2%	88.4%	86.7%	81.9%	79.3%	77.7%	77.0%